Form 12b-25

NT 20-F 1 form 12b25.htm FORM 12B-25

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 00-25289
CUSIP NUMBER 887902104

(Check one):	[ ] Form 10-K and Form 10-KSB
[X] Form 20-F
[ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

For Period Ended:  October 31, 2006

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  __________________________________________

Part I - Registrant Information

Full Name of Registrant:	TITAN TRADING ANALYTICS INC.
Former Name if Applicable:

#751, 815 - 8th Avenue S.W. Address of Principal Executive Office (Street and Number)
Calgary, Alberta T2P 3P2 City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report on Form 20-F will be filed on or before the fifteenth calendar day following the prescribed due date; and
[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 20-F could not be filed within the prescribed time period.

The registrant was unable to file its Form 20-F for the period ended October 31, 2006 without unreasonable expense and effort due to its inability to compile the information necessary to complete the required disclosure for the form within a sufficient time for management, the board of directors and the independent auditors to review such disclosure prior to the prescribed due date.  This annual report will be filed on or before the fifteenth calendar day following the prescribed due date.

Part IV -- Other Information

(a)

Name and telephone number of person to contact in regard to this notification:

Dr. Kenneth W. Powell (Name)	(780) (Area Code)	438-1239 (Telephone Number)

(b)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes [ ] No

(c)

It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TITAN TRADING ANALYTICS INC. (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2007	By: /s/ Kenneth W. Powell Name: Dr. Kenneth W. Powell Title: President and Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive office of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

000160/00887 FLADOCS 341770v2